Via Facsimile and U.S. Mail
Mail Stop 4720

August 6, 2009

Liu Jiade
Chief Financial Officer
China Life Insurance Company Limited
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China

> **Re:** **China Life Insurance Company Limited**
> **Form 20-F for the Year Ended December 31, 2008**
> **Filed on April 28, 2009**
> **File No. 001-31914**

Dear Mr. Jiade:

We have reviewed your June 22, 2009 response to our May 22, 2009 comment letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1.   Refer to your response to our prior comment numbers one, two, part c of comment three and part a of comment four. Please be advised that confidential treatment you requested under Rule 83 is not appropriate for information required to be disclosed in your filing that is material to investors. See Section II.B.2 of Division of Corporation Finance Staff Legal Bulletin No.1A at http://www.sec.gov/interps/legal/slbcf1r.htm. In your response, please tell us the basis for your belief that information surrounding your investments is not material to investors, or confirm that you will include the information provided in your response to the above referenced comments in your Form 20-F for the year ending December 31, 2009.

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Valuation, page 91

2.   Please refer to your response to comments 4b, 4c, and 4e and confirm that you
        will provide the information provided in your response to these comments in your
        Form 20-F for the year ending December 31, 2009.

Index To Consolidated Financial Statements
Notes to the Consolidated Financial Statements
36 Reconciliation of HKFRS and United States generally accepted accounting principles,
page F-70

3.   Please refer to your response to our prior comment number six. It appears that
        you consolidate subsidiaries where you have a)"the power to govern the financial
        and operating policies," b)"to appoint or remove the majority of the members of
        the Board of Directors" or c) the ability to "cast the majority of votes at the
        meetings of board of directors." Please tell us the situations in which consolidate
        subsidiaries where you do not "control more than one half of the voting power."
        For those situations, tell us the reason you consolidate under your policy (i.e. a),
        b) or c) above) and why, under US GAAP with reference to the authoritative
        literature on which you relied, that you believe consolidation is appropriate.

                                    *   *   *

        Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your response to our
comments. Detailed letters greatly facilitate our review. You should furnish the letter on
EDGAR under the form type label CORRESP.

        You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary
Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the
comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                                Sincerely,

                                                Jim B. Rosenberg
                                                Senior Assistant Chief
                                                Accountant